EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Darden Restaurants, Inc.

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-92702 and No. 333-124363) of Darden Restaurants, Inc. of our report dated October 23, 2012, with respect to the statements of net assets available for benefits of the Darden Savings Plan as of April 30, 2012 and 2011, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules, which report appears in the April 30, 2012 annual report on Form 11-K of Darden Restaurants, Inc.

/s/ KPMG LLP

October 23, 2012
Orlando, Florida
Certified Public Accountants